                                                                  EXHIBIT 99.3

12

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

  Section 16(a) of the Securities Exchange Act of 1934 (the "Act") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten-percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.


  To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended October 31, 1995 all Section 16(a) filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were complied with; except that, inadvertently, one report of two transactions was filed late by Charles B. Cushwa III and one report of three transactions was filed late by William W. Cushwa.


                            EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Overall Policy and Administration

  The Company's executive compensation program, as developed by the Compensation Committee, is designed to preserve and enhance shareholder value. Within a strategy that links executive and shareholder financial interests, the executive compensation program is designed to:

- --      Motivate executives toward long term strategic management of the
        Company's assets and operations through stock programs that focus executive attention on increasing shareholder value;

- --      Recognize and reward individual contributions and achievements as well as overall business performance via annual incentives which are tied to annual operating, financial and strategic objectives;

- --      Provide a competitive salary structure to attract and retain the executive talent necessary to ensure the Company's continued profitable growth.

  The executive compensation program is administered by the Compensation Committee of the Board of Directors of the Company (the Committee), which is comprised of five independent directors, none of whom has interlocking or other relationships which might be considered conflicts of interest. The Committee establishes salaries for corporate officers and administers the Company's Senior Management Target Incentive Plan (SMTIP), Salaried Employee Incentive Plan
(SEIP) and Stock Option and Award Plans. In its decision-making process, the Committee utilizes independent compensation consultants and may periodically seek input from appropriate Company executives.

13

  To further the Committee's strategy of linking executive and shareholder financial interests, in recent years the Committee has adjusted the mix of an executive's overall compensation components to increase the emphasis on performance based (annual cash incentive awards; stock options; performance shares) versus fixed (base salary and restricted stock) compensation.

Base Salaries

  In establishing base salaries of Company executives, the Committee generally targets market median (50th percentile) compensation levels of senior executives and other corporate officers in comparably sized durable goods manufacturing companies. Other factors such as availability of talent, the recruiting requirements of the particular situation, experience and anticipated performance are considered in determining individual base salary compensation levels and may result in salaries above or below the stated target.

  The Committee uses data from several executive compensation surveys. The number of participant companies appearing in these surveys is more extensive than the peer group established for performance graph purposes, reflecting the broader group of companies with which the Company competes for executive talent.

  Any adjustments in the base salaries of senior executives and other corporate officers are normally effective as of January 1 each year and are dependent upon such factors as the executive's current responsibilities and experience, competitive compensation practices at comparably sized durable goods manufacturing companies, and the Committee's judgment regarding the performance of the executive.

Annual Incentive Compensation

  Beginning in fiscal 1995, the Committee administers two annual incentive plans. The SMTIP was approved by shareholders in 1995 and is a performance-based plan in which payouts are set in accordance with the requirements of Internal Revenue Code Section 162(m). These requirements are:

- --      The compensation must be payable on account of the attainment of one or more pre-established objective performance goals;

- --      The performance goals must be established by a Compensation Committee of the Board of Directors that is comprised solely of two or more "outside directors";

- --      The terms of the compensation and the performance criteria must be disclosed to and approved by shareholders before payment;

- --      The Compensation Committee must certify in writing that the performance goals have been satisfied before payment.

  In addition, the Committee also administers the SEIP which provides compensation that is not performance-based as defined in Code Section 162(m), but which is based on both objective and subjective evaluations of individual executive performance.

14

The Senior Management Target Incentive Plan

  The SMTIP provides annual incentive compensation to the Company's eight senior executives based solely on the achievement of predetermined financial performance objectives, including group operating income and corporate net income, return on group sales and return on group assets. Target awards, as a percent of salary, range from 22.5 to 52.5 percent.

The Salaried Employee Incentive Plan

  The SEIP provides senior and top managers an opportunity to earn annual cash payments (target incentive awards) based primarily on the achievement of important financial goals (operating and net income, return on sales, and return on assets) as well as individual objectives. A threshold level of net income must be achieved before any payments are made.

  Selection of participants by the Committee, which in 1995 totaled 145 individuals, and accompanying target award ranges (from 7.5 to 30 percent of base salary) are determined according to individual responsibility levels, business judgment and market median data for comparably sized durable goods manufacturing companies.

  To enhance the Company's objectives of encouraging additional executive stock ownership and increasing Company cash flow, about one-half of participants in the SEIP may elect to receive their earned awards in cash or stock or a combination of the two. If the participant elects to receive all or part of an earned award in restricted stock, the Company increases the stock award by a fixed percentage. The vesting period associated with the stock award is three years, and in the event a participant voluntarily leaves the Company or is terminated "for cause," the shares are forfeited.

The Stock Option and Award Plans

  The Company's Stock Option and Award Plans allow for the grant of a variety of stock incentive instruments, including nonqualified (i.e., not tax-preferred) and incentive stock options, stock appreciation rights, restricted stock and performance shares. For many years, the Company has granted stock options to its key executives to create a direct link between shareholder and executive interests. In the past the Company has also periodically granted time-lapse restricted stock to its key executives.

  The performance share program, first initiated in fiscal 1993, is a longer-term incentive program designed to motivate key executives whose efforts result in the achievement of sustained financial results leading to increased shareholder value. Designed to replace substantially the restricted stock grants previously made to key executives, the Committee believes performance shares better align executive and shareholder financial interests. The Committee selected 63 executives throughout the Company for participation in the performance share program.

  Depending on responsibilities within the Company, performance shares are earned based on average corporate and/or group Return On Equity (ROE), divisional operating income and, for certain executives, individual specific objectives over a three-year performance period. In future years, the Committee may

15

consider other measures of shareholder value and performance periods, as appropriate, in light of the Company's strategic objectives. Threshold levels of ROE and, in certain cases, operating income must be achieved before any distributions are made.

  Historically the Company has granted stock options on an annual basis while performance shares are granted every other year. In determining stock option awards, the Committee considers such factors as median competitive award levels, the size of previous stock option awards and Company and individual performance.

  The Company has modified its practice of awarding restricted stock to key executives. Restricted stock is now used only in special circumstances, such as to attract new key executives for employment with the Company and in other similar non-recurring circumstances.

Chief Executive Officer Compensation

  Mr. Powers' annual base salary for 1995 was $481,667. This rate was based on the Committee's judgment regarding his performance, his service to the Company and competitive compensation levels for CEOs of comparably sized durable goods manufacturing companies. For performance in fiscal 1995, Mr. Powers received a payment under the SMTIP of $331,013. This payment was based on a predetermined formula based on corporate net income set by the Committee and certified by the Committee in accordance with the provisions of Code Section 162(m). In addition, Mr. Powers received a payment from the SEIP of $218,987 based on the Committee's judgment on Mr. Powers' achievement of personal goals and objectives during 1995.

  Mr. Powers received options to purchase 34,000 shares of Common Stock in 1995. In determining this grant, the Committee considered Company and individual performance, the size of previous awards and market median long-term incentive statistics.

Internal Revenue Section 162(m)

  A 1993 Internal Revenue Code amendment caps the allowable federal income tax deduction for compensation paid to each of the proxy-reported officers of a public company. The deduction limit, which was effective in 1994, does not apply to compensation paid under a plan that meets certain requirements for performance-based compensation. It is the Committee's general policy to structure the major components of the Company's incentive compensation programs to satisfy the requirements of performance-based compensation and preserve the deductibility of compensation paid to executive officers on an ongoing basis.

  To implement the above policy, the Company asked for and received shareholder approval of the Stock Option and Award Plan of 1995. Such approval preserved the full tax deductibility of Stock Options, Performance Shares and Annual Incentive Awards awarded to the Company's executive officers. The Stock Option and Award Plan of 1995 links compensation to the attainment of key financial objectives leading to increases in shareholder value.

By:    The Compensation Committee

       Neil D. Humphrey, Chairman          Gerald C. McDonough
       John M. Galvin                      C. Edward Midgley
       Richard J. Hill

16
                          SUMMARY COMPENSATION TABLE

                                                                     Long-Term
                                    Annual Compensation             Compensation
                                    -------------------                Awards
                                                                    ------------


                                                                                   Secu-
                                                                                   rities
                                                           Other     Restricted    Under-
                                                           Annual      Stock        lying
     Name and                       Salary      Bonus     Compensa     Awards        Op-
                                    ------      -----       tion                   tions      All Other
 Principal Position       Year       ($)         ($)         ($)       ($)(4)        (#)        ($)
- --------------------------------------------------------------------------------------------------------
Paul J. Powers            1995      481,667    440,000      -0-        131,995     34,000      15,810(5)
Chairman, President,      1994      461,667    400,000      -0-        835,634     37,500      15,876
Chief Executive           1993      434,500    165,000      -0-           -0-      36,000      16,105
Officer and Chief
Operating Officer

Mark G. Kachur (1)        1995      247,500    135,000    38,414        24,008     15,000        -0-
Senior Vice President-    1994      134,300    120,000      -0-        174,375     15,000        -0-
Fluid Purification        1993          -          -         -             -          -           -
Group

Bruce C. Wheatley         1995      223,833     90,000      -0-         36,002      7,500       8,075(6)
Senior Vice President-    1994      216,500     50,000      -0-         59,996      7,500       5,428
Administration            1993      207,500     45,000     4,539          -0-       7,500        -0-

Philip N.                 1995      201,125    112,000      -0-           -0-        -0-        7,394(7)
Winkelstern(2)            1994      256,167     51,250      -0-        184,499     15,000       9,704
Former Senior Vice        1993      235,167     68,000      -0-           -0-      15,000      10,073
President and Chief
Financial Officer

Hubert Jacobs van         1995      204,777     67,200     7,193        20,152      7,500       1,085(8)
Merlen (3)                1994          -          -        -              -          -            -
Senior Vice President     1993          -          -        -              -          -            -
and Chief Financial
Officer

John Gilchrist            1995      194,167     30,000      -0-         11,995      7,000       6,930(9)
Group Vice President      1994      160,000     75,000      -0-         29,998      7,500       5,913
                          1993      132,500     25,000      -0-           -0-       7,500       5,506


17

(1)  Mr. Kachur became an employee of the Company on April 11, 1994.

(2)  Mr. Winkelstern retired from the Company on August 1, 1995.

(3) Mr. Jacobs van Merlen became Senior Vice President and Chief Financial Officer of the Company on August 1, 1995.

(4)  This column shows the market value of restricted share awards on the date
of award.   The aggregate holdings/value of Restricted Stock held on October 31,
1995 by the individuals listed in this table, not including awards which were earned after the end of the fiscal year as part of the SEIP and were elected to be taken in the form of restricted stock, as described in the Compensation Committee Report on Executive Compensation, are: Paul J. Powers - 75,059 shares/$1,266,621; Mark G. Kachur - 11,250 shares/$189,844; Bruce C. Wheatley - 7,154 shares/$120,724; Philip N. Winkelstern - 17,218 shares/$290,554; Hubert Jacobs van Merlen - 2,413 shares/$40,719; and John Gilchrist - 2,302 shares/$38,846. Regular quarterly dividends are paid on Restricted Stock held by these individuals.

(5) Includes Company matching contributions pursuant to the Non-Qualified Stock Purchase Plan in the amount of $10,475; Company matching contributions pursuant to the 401(k) Plan in the amount of $3,975; and Company contribution pursuant to the Employee Stock Ownership Plan in the amount of $1,360.

(6) Includes Company matching contributions pursuant to the Non-Qualified Stock Purchase Plan in the amount of $2,740; Company matching contributions pursuant to the 401(k) Plan in the amount of $3,975; and Company contribution pursuant to the Employee Stock Ownership Plan in the amount of $1,360.

(7) Includes Company matching contributions pursuant to the Non-Qualified Stock Purchase Plan in the amount of $3,184; Company matching contributions pursuant to the 401(k) Plan in the amount of $2,850; and Company contribution pursuant to the Employee Stock Ownership Plan in the amount of $1,360.

(8) Includes Company matching contributions pursuant to the Non-Qualified Stock Purchase Plan in the amount of $1,085.

(9) Includes Company matching contributions pursuant to the Non-Qualified Stock Purchase Plan in the amount of $1,850; Company matching contributions pursuant to the 401(k) Plan in the amount of $3,720; and Company contribution pursuant to the Employee Stock Ownership Plan in the amount of $1,360.

18
                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                 Potential Realizable Value
                                                                   at Assumed Annual Rates
                                                                 of Stock Price Appreciation
                                    Individual Grants                for Option Term (2)
                                    -----------------                -------------------

                                   % of
                Number of          Total
               Securities        Options     Exercise
               Underlying       Granted to    or Base
                 Options        Employees      Price     Expira-
               Granted (#)      in Fiscal    ($/Share)    tion           5%          10%
  Name            (1)              Year         (1)       Date           ($)         ($)
  ----            ---              ----         ---       ----           ---         ---
Paul J.          34,000            29.1%      $19.375    1/24/05      $414,354   $1,050,048
Powers

Mark G.          15,000            12.8        19.375    1/24/05       182,803      463,256
Kachur

Bruce C.          7,500             6.4        19.375    1/24/05        91,402      231,628
Wheatley

Philip N.          -0-               -           -             -             -            -
Winkelstern

Hubert Jacobs     7,500             6.4        18.50     7/31/05        87,274      221,168
van Merlen

John              7,000             6.0        19.375    1/24/05        85,308      216,186
Gilchrist

(1) The options listed in the above table were granted subject to a three-year vesting period, with 50% of the options granted becoming exercisable on the second anniversary of the grant date and 50% on the third anniversary. No SARs were granted. The exercisability of the options may be accelerated in the event of a change in control or a potential change in control.

(2) Potential Realizable Value is presented net of the option exercise price but before any federal or state income taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual gains are dependent on the future performance of the Company's Common Stock and the option holders' continued employment throughout the vesting period. The amounts reflected in the table may not necessarily be achieved.

19
                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                           AND FY-END OPTION VALUES

                                                           Number of
                                                           Securities            Value of
                                                           Underlying           Unexercised
                                                           Unexercised          In-the-Money
                                                           Options at            Options at
                                                             FY-End              FY-End (1)
                                                               (#)                  ($)
                              Shares                           ---                  ---
                             Acquired        Value
                            on Exercise    Realized        Exercisable/         Exercisable/
        Name                    (#)           ($)         Unexercisable         Unexercisable
        ----                    ---           ---         -------------         -------------

Paul J. Powers                15,000       $118,125       115,500/89,500    $532,437/$205,810

Mark G. Kachur                  -0-            -0-            -0-/30,000           -0-/20,625

Bruce C. Wheatley              7,500         61,562         3,750/18,750        13,906/41,718

Philip N. Winkelstern         18,000        153,000           60,000/-0-          259,999/-0-

Hubert Jacobs van               -0-            -0-             -0-/7,500              -0-/-0-
Merlen

John Gilchrist                  -0-            -0-          8,862/18,250        39,253/41,718


   (1) The value per option is calculated by subtracting the exercise price from the October 31, 1995 closing price of the Company's
   Common Stock on the New York Stock Exchange of $16.875.

 20
                     LONG-TERM INCENTIVE PLAN AWARDS TABLE

              LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR

                                                                        Estimated  Future Payouts
                                                                        -------------------------
                                                                    Under Non-Stock Price Based Plans
                                                                    ---------------------------------

                               Number of        Performance or
                                Shares,         Other  Period
                            Units or Other         Until
                                Rights          Maturation or    Threshold      Target      Maximum
    Name                         (#)              Payout(1)          (#)          (#)         (#)
    ----                         ---              ---------          ---          ---         ---
Paul J. Powers                   42,750           1/25/98           21,375      42,750       64,125

Mark G. Kachur                   12,000           1/25/98            6,000      12,000       18,000

Bruce C. Wheatley                 7,000           1/25/98            3,500       7,000       10,500

Philip N. Winkelstern             -0-                -                 -           -            -

Hubert Jacobs van Merlen          6,000           1/25/98            3,000       6,000        9,000

John Gilchrist                    6,000           1/25/98            3,000       6,000        9,000


Payouts of awards are tied to achieving specified levels of return on equity ("ROE") over a three-year period. At Threshold ROE, 50% of shares will be distributed. 100% of award will be paid at Target and 150% of award at Maximum. The Compensation Committee of the Board of Directors may, at or after grant, accelerate the vesting of all or part of any Performance Share Award.

(1) The date in the column represents the date on which award payments will be made. The amounts of the awards are based on the three-year performance period ending October 31, 1997.

21
                              RETIREMENT BENEFITS

Employees may retire from the Company with unreduced benefits under the Company's retirement plans at age 65 or later with 25 or more years of service. The table below shows the estimated annual pension benefits provided under the Company's defined benefit retirement plans for employees in higher salary classifications retiring at age 65 or later.

     ESTIMATED TOTAL ANNUAL RETIREMENT BENEFITS UNDER THE PENSION PLAN FOR
        SALARIED EMPLOYEES AND SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS

                                                 YEARS OF SERVICE
 REMUNERATION            15               20             25               30            35
  $ 150,000           $40,684          $54,245        $67,806          $71,196        $74,587

    200,000            55,684           74,245         92,806           97,446        102,087

    250,000            70,684           94,245        117,806          123,696        129,587

    300,000            85,684          114,245        142,806          149,946        157,087

    400,000           115,684          154,245        192,806          202,446        212,087

    500,000           145,684          194,245        242,806          254,946        267,087

    600,000           175,684          234,245        292,806          307,446        322,087

    700,000           205,684          274,245        342,806          359,946        377,087

    800,000           235,684          314,245        392,806          412,446        432,087

    900,000           265,684          354,245        442,806          464,946        487,087

Benefits under the plans are calculated generally under a formula of 50% of the participant's final average compensation reduced by 50% of the participant's estimated social security benefits, reflected in the table in the form of a straight life annuity. The compensation covered by the pension plan is base salary as set forth in the Salary column of the Summary Compensation Table on page 14. The compensation covered by the supplemental executive retirement plans is also base salary for those executives participating other than the Chief Executive Officer, for which the compensation covered is base salary plus bonus as set forth in the Summary Compensation Table. As of November 30, 1995, the following executive officers had the following credited years of service with the Company; Mr. Powers, 13; Mr. Kachur, 1; Mr. Wheatley, 3; Mr. Jacobs van Merlen, 8; Mr. Gilchrist, 28.

22
                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
                    AMONG COMMERCIAL INTERTECH CORP., NYSE
          AND DOW JONES INDUSTRIAL DIVERSIFIED INDUSTRY GROUP INDICES



                1990        1991        1992         1993        1994        1995
                ----        ----        ----         ----        ----        ---
TEC             100.00      116.93      149.81      167.04      240.07       215.23

NYSE            100.00      131.75      140.72      166.94      173.15       203.26

DJID            100.00      139.82      151.60      189.82      195.39       220.73

23

Assumes $100 invested on October 31, 1990.

Total return assumes reinvestment of dividends.

Data as of October 31 of each year.

In accordance with SEC guidelines, the New York Stock Exchange (NYSE) Index was selected as the broad market indicator because Commercial Intertech (TEC) shares are traded on the NYSE.

The Dow Jones Industrial Diversified (DJID) Index was selected as the industry index because TEC is included in said index along with a number of competitors and other companies involved in two or more industries or whose products are used in many different industries.


EMPLOYMENT AGREEMENTS

On July 27, 1994, the Company entered into an Employment Agreement with Paul J. Powers. Mr. Powers' Employment Agreement expires on February 28, 2000. The Employment Agreement provides for the payment of a base salary which can be increased at the discretion of the Company. Additionally, Mr. Powers shall be eligible to (1) receive cash bonuses as part of the Company's SEIP; and (2) participate in other incentive, stock option, profit sharing and similar plans maintained by the Company for the benefit of its executives. In addition, the employment agreement with Mr. Powers provides that in the event of his termination without cause (as defined in his employment agreement), Mr. Powers shall receive a lump sum payment equal to two and one-half times his most recent annual cash compensation. Finally, Mr. Powers will be included in all other employee benefit plans to the extent that he is eligible. Such plans include, but are not limited to, group life insurance plans, hospitalization and medical plans and long-term disability plans.

On May 18, 1992, the Company entered into an Employment Agreement with Bruce C. Wheatley and on December 3, 1993, the Company entered into an Employment Agreement with Mark G. Kachur. Mr. Wheatley's Employment Agreement is for a term of three years and Mr. Kachur's Employment Agreement is for a term of three years. The Employment Agreement with Mr. Wheatley provides for a base salary of $200,000 and Mr. Kachur's Employment Agreement provides for a base salary of $240,000. Both employment agreements provide for participation in the Company's SEIP as well as other Company benefit programs, including group life insurance, hospitalization and medical plans. The Employment Agreements also provide for the grant of stock options under certain stock option plans, subject to vesting requirements, and also provide for participation in a supplemental deferred compensation arrangement. In the event of a change in control of the Company, the Employment Agreements provide for a lump sum severance payment in the amount of two years' cash compensation as well as continued participation in Company benefit programs for two years following termination.

24

The base salary and cash bonuses payable under all these Employment Agreements are included in calculating the cash compensation paid to Messrs. Powers, Kachur and Wheatley, respectively, as reported in the Summary Compensation Table on page 14.

COMPENSATION OF DIRECTORS

Directors who are not employees of the Company receive an annual retainer fee in the amount of $16,000, plus $1,000 for attending each meeting of the Board of Directors. They also receive $750 for attending each committee meeting. Directors who are employees of the Company do not receive compensation for serving as directors.

Non-employee directors who retire with at least ten years of non-employee Board service will be paid a retirement benefit consisting of an annual amount equal to the Board retainer being paid to such directors at the time of retirement. Retiring directors with less than ten years of non-employee Board service will receive proportionally decreased amounts. Non-employee directors are entitled to receive automatically a non-qualified stock option to purchase 2,250 shares of Common Stock upon the outside director's election to a new three-year term during the term of the Stock Option and Award Plan of 1995.

Mr. Don E. Tucker, former Senior Vice President and Chief Administrative Officer of the Company, provides consulting services to the Company. Fees paid for those services during fiscal 1995 were $48,000.

TERMINATION BENEFITS

On February 15, 1988, the Company entered into a Severance Compensation and Consulting Agreement with Paul J. Powers. On June 25, 1992, the Company entered into a Severance Compensation Agreement with John Gilchrist, on July 20, 1992 with Bruce C. Wheatley, and on March 25, 1995 with Mark G. Kachur. The Severance Compensation and Consulting Agreement and the Severance Compensation Agreements are referred to collectively as the "Agreements." The Agreements were the result of a determination by the Board of Directors that it is appropriate and in the best interest of the Company and its shareholders that, in the event of a possible change in control of the Company, the stability and continuity of management would be maintained, free of the distractions incident to any change in control.

For purposes of the Agreements, a "change in control" shall be deemed to have occurred if (i) there shall be consummated (a) any consolidation or merger of the Company in which the Company is not the continuing surviving corporation or pursuant to which shares of the Company's Common Stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's Common Stock immediately prior to the merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the merger, or (b) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, or (ii) the shareholders of the Company shall approve any plan or proposal for the liquidation or dissolution of the Company, or (iii) any person [as such term is used in Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")], other than the Company or a subsidiary or any employee benefit plan sponsored by the Company or a subsidiary, shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing 30% or more of the

25

combined voting power of the Company's then outstanding securities ordinarily (and apart from rights accruing in special circumstances) having the right to vote in the election of directors, as a result of a tender or an exchange offer, open market purchases, privately negotiated purchases or otherwise, or (iv) at any time during a period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company shall cease for any reason to constitute at least the majority thereof, unless the election or the nomination for election by the Company's shareholders of each new director during such two-year period is approved by a vote of at least two-thirds of the directors then still in office who were directors in the beginning of such two-year period.

  Benefits are payable under the Agreements only if a change in control has occurred and within two years after such change in control the officer's employment is terminated involuntarily without cause or voluntarily by the officer for reasons such as demotion, reduction in base salary, relocation, loss of benefits or other changes. The principal benefits to be provided to Mr. Powers under his Agreement are (i) a lump sum payment equal to two times his annual cash compensation (base salary and incentive compensation), (ii) continued participation in the Company's employee benefit programs for three years following termination, and (iii) a consulting fee equal to his annual cash compensation in consideration for consulting services over a one-year period after termination. The principal benefits to be provided to Messrs. Kachur, Wheatley, and Gilchrist under the Agreements are (i) a lump sum payment equal to two times the officer's annual cash compensation (base salary and incentive compensation) and (ii) continued participation in the Company's employee benefit programs for two years following termination. If the officer's termination occurs after age 62, separation payments are reduced by a factor based upon the number of months remaining until the officer reaches age 65. The Agreements are not employment agreements, and do not impair the right of the Company to terminate the employment of the executive with or without cause prior to a change in control, or the right of the executive to voluntarily terminate his employment. Each Agreement generally terminates on the earlier of the date on which the officer reaches age 65 or five years from the date of the Agreement, provided that the term of the Agreement will be automatically extended for additional one-year periods until the officer reaches age 65 or the Company or the officer determines not to extend the Agreement.

  Effective August 15, 1995, Mr. Kipton C. Kumler resigned from his positions as an executive officer and director of the Company and its subsidiaries. In connection with such resignation, the Company and Mr. Kumler entered into a consulting agreement pursuant to which Mr. Kumler will receive approximately $14,600 per month and health insurance coverage for a period of 24 months and was paid a lump sum of $332,500. The Company also agreed to pay certain amounts relating to the relocation of Mr. Kumler and his family, including moving expenses and certain amounts relating to his Ohio house and property.

26

                       SECURITY OWNERSHIP OF MANAGEMENT

  The directors, nominees for the office of director, the Chief Executive Officer, the four other highly-compensated executive officers, a former executive officer and all directors and executive officers as a group were the beneficial owners of the Company's voting shares, as of December 31, 1995, as set forth below:

                                            Amount and Nature                 Percent
       Name of Beneficial                      of Beneficial                 of Voting
             Owner                               Ownership                     Shares
             -----                               ---------                     ------

William J. Bresnahan                                 300                           *

Charles B. Cushwa III                            206,770 (1)(4)(5)                1.3%
                                                         (8)(12)(16)

William W. Cushwa                                226,250 (1)(2)(3)(4)(6)(7)       1.4%
                                                         (8)(10)(13)
                                                         (14)(16)

John M. Galvin                                     3,000 (8)                       *

John Gilchrist                                    33,227 (8)(9)(10)(14)            *

Richard J. Hill                                    9,535 (8)(9)                    *

Neil D. Humphrey                                   5,829 (8)(9)                    *

Hubert Jacobs van Merlen                          13,410 (17)                      *

Mark G. Kachur                                    25,026                           *

William E. Kassling                                    0                           -

Gerald C. McDonough                                3,750 (8)                       *

C. Edward Midgley                                 10,000                           *

John Nelson                                       14,573 (1)(8)                    *

Paul J. Powers                                   322,424 (2)(8)(10)(14)           1.9%

George M. Smart                                    2,000                           *

Don E. Tucker                                    137,724 (1)(2)(11)(14)            *


     27

                                   Amount and Nature        Percent
Name of Beneficial                   of Beneficial         of Voting
      Owner                            Ownership            Shares
      -----                            ---------            ------
Bruce C. Wheatley                      30,301 (8)(15)          *

Philip N. Winkelstern                 176,518 (1)(2)(3)(8)    1.1%
                                              (10)(14)

All Directors and
Executive Officers as a Group
(21 people)                         1,329,534                 7.9%


*less than 1%

        (1) Does not include Common Stock owned by the members of the above-mentioned directors' families who share their homes, as follows: of Mr. Charles Cushwa -2,147 shares; of Mr. William Cushwa - 26,548 shares; of Mr. Nelson - 28,675 shares; of Mr. Tucker - 1,146 shares; of Mr. Winkelstern - 5,479 shares. Beneficial ownership thereof is disclaimed by the respective directors.

        (2) Includes the beneficial interest in Common Stock (fractional shares not shown) credited to the accounts of the above-mentioned beneficial owners by the Trustee acting under the provisions of the Company's Employee Savings and Stock Purchase Plan, as follows: Mr. William Cushwa - 4,254 shares; Mr. Powers - 1,595 shares; Mr. Tucker - 9,243 shares; and Mr. Winkelstern - 8,529 shares.

        (3) Includes Common Stock held by the directors as custodians for their minor children as follows: minor children of Mr. William Cushwa - 4,011 shares; and minor grandchildren as follows: minor grandchild of Mr. Winkelstern - 750 shares.

        (4) Charles B. Cushwa III and William W. Cushwa are two of three beneficiaries of a trust, of which they are not trustees, which consists of 294,000 shares of Common Stock the income from which will be paid to the beneficiaries equally during their lives. These shares are not included in the amounts shown in the table.

        (5) Includes 46,500 shares of Common Stock held in trust, in which the children of Charles B. Cushwa III have a remainder interest, and of which National City Bank, N.E. and Charles B. Cushwa III are co-trustees. Beneficial ownership thereof is disclaimed by Mr. Charles B. Cushwa III.

        (6) Does not include 11,250 shares of Common Stock held in trust, of which William W. Cushwa is not a trustee, for the benefit of his child and of which beneficial ownership is disclaimed by Mr. William W. Cushwa.

        (7) Includes 44,000 shares of Common Stock held in trust, in which the children of William W. Cushwa have a remainder interest, and of which National City Bank, N.E. and William W. Cushwa are co-trustees. Beneficial ownership thereof is disclaimed by Mr. William W. Cushwa.

   28
        (8) Includes shares of Common Stock acquirable within 60 days of December 31, 1995 upon exercise of options issued under the Company's Stock Option and Award Plans as follows: Mr. Charles Cushwa - 1,500 shares; Mr. William Cushwa -10,125 shares; Mr. Galvin - 1,500 shares; Mr. Gilchrist - 12,612 shares; Mr. Hill - 1,500 shares; Mr. Humphrey - 1,500 shares; Mr. McDonough - 1,500 shares; Mr. Nelson - 1,500 shares; Mr. Powers - 134,250 shares; Mr. Wheatley - 7,500 shares; and Mr. Winkelstern - 60,000 shares.

        (9) Includes shares of Common Stock (fractional shares not shown) credited to the accounts of the above-mentioned beneficial owners by the administrator of the Company's Automatic Dividend Reinvestment Plan, as follows:
Mr. Gilchrist -1,448 shares; Mr. Hill - 3,035 shares; and Mr. Humphrey - 1,429 shares.

        (10) Includes in each case 232 shares of Series B Preferred Stock (fractional shares not shown) and the following number of Common Stock (fractional shares not shown) credited to the accounts of the above-mentioned beneficial owners by the Trustee acting under the provisions of the Company's 401(k) plan: Mr. William Cushwa - 762 shares; Mr. Gilchrist - 270 shares; Mr. Powers - 4,432 shares; and Mr. Winkelstern - 270 shares.

        (11) Includes 190 shares of Series B Preferred Stock (fractional shares not shown) and 4,919 shares of Common Stock (fractional shares not shown) credited by the Trustee acting under the provisions of the Company's 401(k) plan.

        (12) Includes 39,244 shares of Common Stock held in trust, in which the children of Charles B. Cushwa III have a remainder interest, and of which National City Bank, N.E. and Charles B. Cushwa III are co-trustees. Beneficial ownership thereof is disclaimed by Mr. Charles B. Cushwa III.

        (13) Includes 61,000 shares of Common Stock held in trust, in which the children of William W. Cushwa have a remainder interest, and of which National City Bank, N.E. and William W. Cushwa are co-trustees. Beneficial ownership thereof is disclaimed by Mr. William W. Cushwa.

        (14) Includes in each case one share of Common Stock (fractional shares not shown) as a result of participation in the Commercial Intertech Employee Stock Ownership Plan and the following number of shares of Series B Preferred Stock (fractional shares not shown) as a result of participation in the Commercial Intertech Employee Stock Ownership Plan: Mr. William Cushwa - 266 shares; Mr. Gilchrist - 323 shares; Mr. Powers - 619 shares; Mr. Tucker - 464 shares; and Mr. Winkelstern - 604 shares.

        (15) Includes 11 shares of Series B Preferred Stock (fractional shares not shown) and 1,364 shares of Common Stock (fractional shares not shown) held under the provisions of the Company's 401(k) plan. Includes 58 shares of Series B Preferred Stock (fractional shares not shown) as a result of participation in the Commercial Intertech Employee Stock Ownership Plan.

        (16) Charles B. Cushwa III and William W. Cushwa are two of three beneficiaries of a trust, of which they are not trustees, containing 48,625 shares distribution of which is dependent upon the resolution of certain probate estate matters. The shares are not included in the amounts shown in the table.

   29

        (17) Includes the beneficial interest in 123 shares of Common Stock (fractional shares not shown) credited by the Trustee acting under the provisions of the Company's Non-Qualified Stock Purchase Plan.

        The information set forth above concerning beneficial shareholdings of the beneficial owners is based on information received from the persons named. None of such beneficial owners, directly or indirectly, owns beneficially any equity securities of any subsidiary of the Company.


                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

        The name of any person or "group" (as that term is used in the Exchange
Act) known by the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities as of December 31, 1995 is set forth below:

                                           Amount and
 Title        Name and Address              Nature of          Percent      Percent of
  of                 of                    Beneficial            of         All Voting
 Class        Beneficial Owner              Ownership           Class         Shares
- ------        ----------------            -----------          -------      ----------
Common        National City Bank, N.E.      1,219,766 (1)       7.91%           7.18%
              P O. Box 450
              Youngstown, OH 44501

Common        Norwest Corporation           1,163,153 (2)       7.55%           6.84%
              6th and Marquette
              Minneapolis, MN 55479

Series B      Mellon Bank N.A.             1,053,508 (3)       100.00%          9.30%
Preferred     P. O. Box 444
              Pittsburgh, PA 15230

  (1) This figure includes 175,250 shares of Common Stock held in trust by National City Bank, N.E. (trustee) for the benefit of participants in the Commercial Intertech Corp. Employee Savings and Stock Purchase Plan.

       This figure includes 3,109 shares of Common Stock held in trust by National City Bank (trustee) for the benefit of participants in the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

       National City Bank has sole voting power over 873,878 shares and shared voting power over 172,029 shares. National City Bank has sole investment power over 328,589 shares and shared investment power over 891,177 shares.

  (2) Norwest Corporation holds Common Stock in a fiduciary capacity for various institutional and personal accounts.

 30
  Norwest Corporation has sole voting power over 950,703 shares and shared voting power over 600 shares. Norwest Corporation has sole investment power over 1,163,003 shares and shared investment power over 150 shares.

(3) This figure represents all of the outstanding ESOP Convertible Preferred Stock Series B held of record by Mellon Bank N.A. (trustee) for the benefit of participants in the Commercial Intertech Employee Stock Ownership Plan and the Commercial Intertech Retirement Stock Ownership and Savings Plan. The trust for these plans contains provisions for pass-through voting rights to the employee participants in the plans.

  Mellon Bank has shared voting power and shared investment power over all shares of Preferred Stock Series B.

         2.  SELECTION OF INDEPENDENT AUDITORS
                     -------------------------------------

The Board of Directors has selected Ernst & Young LLP to audit the financial statements of the Company and its consolidated subsidiaries for the fiscal year ending October 31, 1996. Ernst & Young LLP has served the Company in this capacity since 1921. A representative of Ernst & Young LLP is expected to be present at the annual meeting with the opportunity to make a statement if such representative so desires and will also be available to respond to appropriate questions from shareholders.

Unless contrary instructions are noted on the proxy, it will be voted to ratify the selection by the Board of Directors of Ernst & Young LLP as independent public auditors for the fiscal year ending October 31, 1996. The affirmative vote of the holders of a majority of the voting shares represented at the meeting is required for such ratification.

           ANNUAL REPORT TO SHAREHOLDERS

The annual report of the Company and its subsidiaries for the fiscal year ended October 31, 1995, including financial statements reflecting the financial position and operations of the Company and its subsidiaries for that year, is being mailed to shareholders simultaneously with this Proxy Statement. The annual report is not deemed to have been filed with the Securities and Exchange Commission and is not part of this proxy solicitation.

         1997 ANNUAL MEETING OF SHAREHOLDERS

The deadline for receipt of shareholders' proposals for inclusion in the Company's 1997 proxy material is October 1, 1996.

               FORM 10-K

A COPY OF THE COMPANY'S ANNUAL REPORT AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 1995, MAY BE OBTAINED BY SHAREHOLDERS AFTER JANUARY 31, 1996 WITHOUT CHARGE, ON WRITTEN REQUEST DIRECTED TO THE SECRETARY, COMMERCIAL INTERTECH CORP., P. O. BOX 239, YOUNGSTOWN, OHIO 44501.